November 15, 2024

Lily Dang / Karl Hiller

Division of Corporation Finance

Office of Energy and Transportation

Securities and Exchange Commission

Washington DC 29549

USA

Dear Lily Dang / Karl Hiller,

Re: Form 20F for Fiscal year ended December 31, 2023, File: 000-55539

In addition to our response letter dated October 23, 2024:

4.	Financial Statements, page F-1

We have now received a draft audit report from Harbourside CPA with respect to the restated US GAAP consolidated financial statements for the year ended December 31, 2021 to be attached to our restated financial statements for the years ended December 31, 2023, 2022 and 2021, which includes the headnote as requested by the SEC.

We enclose a draft copy of the audit report for your review.

I look forward to your response and believe this is the last item to be cleared before we can file our 2023 20F/A.

Kind regards,

/s/ David Thompson
David Thompson CPA
CFO and Director

Suite 700 – 838 West Hastings Street, Vancouver V6B0A6, Canada

Harbourside CPA LLP has ceased operations with respect to public companies and is no longer registered with the PCAOB. This audit report has been reissued on the consolidated financial statements before the adjustments that were applied to restate the 2021 consolidated financial statements from US GAAP to IFRS.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Trillion Energy International Inc.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments for the correction of the error described in Note 27, the accompanying consolidated balance sheets of Trillion Energy International Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended and the related notes (collectively referred to as the financial statements before the effects of the adjustments discussed in Note 27). In our opinion, except for the error described in Note 27, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments for the correction of the error described in Note 27 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by MNP LLP.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has working capital deficit, and expects continuing future losses and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising form the current year audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Depletion and depreciation of proved oil and natural gas properties

Description of the matter

At December 31, 2021, the net book value of the Company’s proved oil and natural gas properties was $2,056,796, and depletion and depreciation expense was $265,566 for the year then ended. As described in Note 2, The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centers on a country-by-country basis. Total proved reserves, also estimated by the Company’s engineers, are used to calculate depletion on property acquisitions. Proved natural gas, natural gas liquids (NGLs) and oil reserve estimates are based on geological and engineering evaluations of in-place hydrocarbon volumes. Significant judgment is required by the Company’s engineers in evaluating geological and engineering data when estimating proved natural gas, NGLs and oil reserves. Estimating reserves also requires the selection of inputs, including natural gas, NGLs and oil price assumptions, future operating and capital costs assumptions and tax rates by jurisdiction, among others.

Auditing the Company’s depletion and depreciation calculation is especially complex because of the use of the work of the engineers and the evaluation of management’s determination of the inputs described above used by the specialists in estimating proved natural gas, NGLs and oil reserves.

How we addressed the matter in our audit

Our audit procedures included, among others, evaluating the professional qualifications and objectivity of the specialists used for the preparation of the reserve estimates. In addition, we evaluated the completeness and accuracy of the financial data and inputs described above used by the specialists in estimating proved natural gas, NGLs and oil reserves by agreeing them to source documentation and we identified and evaluated corroborative and contrary evidence. For proved undeveloped reserves, we evaluated management’s development plan for compliance with the SEC rule that undrilled locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time, by assessing consistency of the development projections with the Company’s drill plan and the availability of capital relative to the drill plan. We also tested the mathematical accuracy of the depletion and depreciation calculations, including comparing the proved natural gas, NGLs and oil reserves amounts used to the Company’s reserve report.

(signature)

Vancouver, Canada

April 29, 2022

We have served as the Company’s auditor since March 2019.